UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard, Suite 175
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

801 Felix Street	St. Joseph	MO	64501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jim Reber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA Securities Corporation, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER GREGORY STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY MY COMM. EXP. MARCH 08, 2023

Jim Reber
Signature

President/CEO
Title

Jennifer Gregory
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ICBA Securities Corporation

Statements of Financial Condition

December 31, 2020 and 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d)(3)

under the Securities Exchange Act of 1934

TABLE OF CONTENTS



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Management
ICBA Securities Corporation
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ICBA Securities Corporation (the "Company") as of December 31, 2020 and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2019.

Peoria, IL
February 23, 2021



FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2020 and 2019

		2020		2019
ASSETS				
Cash	**$**	**814,578**	$	658,248
Receivables from VSIBG:				
Program payments		**125,000**		91,667
Program reimbursements		**16,075**		71,127
Prepaid expenses and other assets		**20,416**		15,721
Total assets	**$**	**976,069**	$	836,763
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Trade payables	**$**	**3,816**	$	10,380
Income tax payable due to parent		**64,565**		3,080
Due to related parties		**50,078**		66,730
Accrued expenses		**928**		56,062
Royalties payable:				
State independent banker associations		**130,000**		180,698
ICBA		**13,903**		5,830
Total liabilities		**263,290**		322,780
Stockholder's equity				
Common stock, no par value; 100 shares authorized, issued and outstanding		**70,000**		70,000
Additional paid-in capital		**65,000**		65,000
Retained earnings		**577,779**		378,983
Total stockholder's equity		**712,779**		513,983
Total liabilities and stockholder's equity	**$**	**976,069**	$	836,763

See Notes to Financial Statements

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, Inc. (ICBACH), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company provides community banks with access to industry educational opportunities, marketing and promotes other services provided by ISN, and markets and promotes the brand of the Company's exclusively endorsed broker-dealer, Vining Sparks IBG, L.P. (VSIBG). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company is subject to Rule 17a-5 of the SEC and, does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c-3, and claims an exemption relying on footnote 74 of the SEC release No 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Revenue Recognition and Receivables

The Company was under an agreement that expired October 31, 2019, in which the Company earned program revenue based on a percentage on all eligible trades executed by VSIBG in a calendar month. Until October 31, 2019, eligible trades were recorded on a trade date basis for financial reporting purposes. As of November 1, 2019, the Company entered into a new agreement with VSIBG, in which the Company earns a flat amount annually, received monthly. In addition, reimbursements for normal operating expenses are recognized as revenue when the expense is incurred by the Company in accordance with the agreement with VSIBG. The Company has evaluated its receivables as of December 31, 2020 and 2019 and determined no allowance for uncollectible receivables was necessary.

No additional disclosures are required to disaggregate revenue since revenue is disaggregated in the statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company files as part of a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent Company, ICBACH, who is the taxpayer for income tax purposes. The Company makes payments to the parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2020 or 2019. There are no timing differences creating any deferred tax assets or liabilities. The effective tax rates for years ending December 31, 2020 and 2019 were 21.1% and 20.8% for federal tax purposes and 7.3% and 7.7% for state, respectively. The statutory rate for federal is 21% for years ending December 31, 2020 and 2019 and 6.5% for state taxes for years ending December 31, 2020 and 2019. These effective rates differ from the statutory rates for permanent book to tax differences. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

As of December 31, 2020 and 2019, the Company had a related party income tax payable due to parent in the amount of $64,565 and 3,080, respectively.

NOTE 2. RELATED-PARTY TRANSACTIONS

ISN has an Administrative Services Agreement with ICBA and its subsidiaries, for the provision of various administrative support including accounting, HR, IT, and other general administrative services. The agreement renews annually unless one party provides the other with written notice of nonrenewal at least 90 days prior to the end of the term. ISN has charged the Company for administrative expenses paid for by ISN under the agreement, which totaled $367,605 and $372,509 for the years ended December 31, 2020 and 2019, respectively.

ISN and ICBA periodically pay other direct expenses which are charged back to the Company. These other direct expenses include items such as program, marketing and other administrative services. The amount charged as other direct expense relating to ISN totaled $41,341 and $129,006 for the years ended December 31, 2020 and 2019, respectively. The amount charged as other direct expenses relating to ICBA totaled $309,619 and $267,010 for the years ended December 31, 2020 and 2019, respectively. At December 31, 2020 the amount outstanding due to related parties for direct expenses was $17,681 and $32,397 for ICBA and ISN, respectively. At December 31, 2019 the amount outstanding due to related parties for direct expenses was $30,643 and $36,087 for ICBA and ISN, respectively.

ICBA and the Company have a license agreement for the use of the logo, approval of the use of the logo, as well as any promotional and advertising materials in exchange for a royalty payment of 15% of operating revenue as defined in the agreement. The agreement is for a term of two years that expires December 31, 2020, automatically renews for an additional two year term unless written notice by either party is provided within 90 days of the end of the term. The amount charged to expense totaled $94,903 and $105,988 for the years ended December 31, 2020 and 2019, respectively. The amount payable to ICBA related to the license agreement was $13,903 and $5,830 at December 31, 2020 and 2019, respectively.

In accordance with the prior Program Agreement that expired October 31, 2019, VSIBG provided day-to-day management and oversight activities and was responsible for regulatory compliance for the Company. Under the prior agreement, VSIBG was considered a related party for financial reporting purposes. The current Program Agreement expires October 31, 2021. Under the new agreement, the Company is responsible for day to day management, oversight activities, and regulatory compliance and VSIBG is no longer considered a related party for financial reporting purposes. Essentially all the Company's revenue is derived as a result of its program agreement with VSIBG. During 2019, the Company earned $1,291,585 in revenue from activities as a result of its agreement with VSIBG.

NOTE 2. RELATED-PARTY TRANSACTIONS (Continued)

In addition, under the terms of the Program Agreement with VSIBG, VSIBG has agreed to reimburse the Company for certain expenses, including but not limited to, compensation of employees and general and administrative expenses. Reimbursements are reflected on the financial statements as revenue. The total reimbursable expenses of $413,620 for the year ended December 31, 2019, consists of salaries, occupancy, meeting, travel and other expenses.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. The royalty is subjective and subject to certain adjustments and is paid semiannually. The amount charged to expense totaled $260,002 and $356,204 for the years ended December 31, 2020 and 2019, respectively.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio, net capital and excess net capital were as follows:

| | Years ended December 31, | |
	2020	2019
Net capital ratio	**.478 to 1**	.962 to 1
Net capital	**$ 551,288**	$ 335,468
Excess net capital	**$ 533,735**	$ 313,949

NOTE 5. SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to December 31, 2020 through February 23, 2021 which is the date these financial statements were available to be issued. The Company has determined there are no subsequent events that require adjustment to, or disclosure in the financial statements.